[LOGO} LabCorp
                                  Laboratory Corporation of America(R) Holdings 358 South Main Street
                                  Burlington, NC   27215
                                  Telephone:  336-584-5171


FOR IMMEDIATE RELEASE
---------------------

Contact:   336-436-4855                  Shareholder Direct:   800-LAB-0401
--------   Pamela Sherry                 ------------------    www.labcorp.com




            LABCORP SHAREHOLDERS APPROVE 1-FOR-10 REVERSE STOCK SPLIT

                    Board Declares Preferred Stock Dividends


Burlington, NC, May 2, 2000 -- Laboratory Corporation of America(R) Holdings (LabCorp(R)) (NYSE: LH) today announced the results of the vote reported during today's annual meeting of stockholders. The Company's stockholders voted in favor of the proposal to amend the Certificate of Incorporation to effect a 1-for-10 reverse stock split, the approval of the 2000 Incentive Plan, the nominees for the Board of Directors, and the ratification of the independent accountants. As a result of the approval of the reverse split, every ten shares of the Company's common stock, par value $0.01 per share, will be converted into one share of common stock, par value $0.10. The reverse stock split will be effective on May 3, 2000, and will trade on a reverse split basis on May 4, 2000. American Stock Transfer & Trust Company has been retained to effect the exchange of certificates.

As a result of the reverse stock split, the conversion rate at which the preferred stock converts into common stock for the Company's 8 1/2 percent Series A Convertible Exchangeable Preferred Stock (Series A Preferred Stock) and 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock (Series B Preferred Stock) will be adjusted proportionately to account for the reverse split. The new conversion rate will be 1.81818 shares of common stock for each share of Series A Preferred Stock and Series B Preferred Stock.

The Company also announced that its Board of Directors has declared a dividend of $1.0625 per share on the Company's Series A Preferred Stock, payable in cash. The Board has also declared a dividend of $1.0625 per share on the Company's Series B Preferred Stock, payable in shares of Series B Preferred Stock at the rate of 0.02125 shares per share of Series B Preferred Stock held. No fractional shares of

Series B Preferred Stock will be issued, so that the number of shares to be paid as a dividend on the Series B Preferred Stock will be rounded to the nearest whole number of shares. The dividends will be payable on June 30, 2000, for each issued and outstanding share of Series A and B Preferred Stock to stockholders of record on June 14, 2000, and will cover the dividend period from April 1, 2000 to June 30, 2000, at an equivalent annualized rate of $4.25 per share.

Laboratory Corporation of America(R) Holdings (LabCorp(R)) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the Company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.


                                       ###